[AVT, Inc. Letter Head]

June 8, 2009

Jenn Do
SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Re:           AVT, Inc. (the “Company”)
Form 8-K Item 4.01
Filed:  May 20, 2009
File No. 000-53372

Dear Ms. Do:

Please find attached the Company’s revised Form 8-K/A-2.  We have attempted to comply with each of your numbered comments as set forth in your letter of June 8, 2009, and have included the Company acknowledgement below.

Thank you.  Should you have any comments or questions, please do not hesitate to contact the undersigned.

AVT, Inc.

/s/ Natalie Russell
Natalie Russell
Chief Financial Officer

ACKNOWLEDGEMENT

AVT, Inc. (the “Company”) is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

AVT, Inc.

/s/ Natalie Russell
Natalie Russell
Chief Financial Officer

AVT INC.  [Missing Graphic Reference]  341 Bonnie Circle Ste. 102, Corona, CA 92880  [Missing Graphic Reference] (877) 424-3663  [Missing Graphic Reference]  www.avtinconline.com